EXHIBIT (a)(1)

OFFER TO EXCHANGE OPTIONS UNDER THE
HINES HORTICULTURE, INC.
AMENDED AND RESTATED 1998 LONG-TERM EQUITY INCENTIVE PLAN, AS AMENDED

THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., LOS ANGELES TIME, ON AUGUST 12, 2002,
UNLESS HINES HORTICULTURE, INC. EXTENDS THE OFFER

     Hines Horticulture, Inc. is offering to exchange all outstanding options to purchase shares of our common stock granted to our current employees under our Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Incentive Plan”) for new options we will grant under the Incentive Plan. We are making the Offer upon the terms and subject to the conditions set forth in this Offer to Exchange (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Exchange, as they may be amended or supplemented from time to time, constitute the “Offer”). The number of shares of common stock subject to new options to be granted to each option holder who validly tenders options is set forth in the letter from us to such option holder, which accompanies these materials. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange.

     The per share exercise price of the new options will equal the greater of $5.50 or the fair market value of one share of our common stock on the date of grant, as established in accordance with the terms of the Incentive Plan. Except as provided below in the case of non-exempt employees, the new options will have the same vesting schedules as the old options. This means that the percentage of new options to be fully vested and immediately exercisable on the date of grant will equal the percentage of the options tendered for exchange and accepted which were already vested on the date of such tender plus those options that would have otherwise vested during the period from the date of tender until the grant date of the new options had those options not been tendered. However, if you are a non-exempt employee, none of your new options, whether vested or unvested, will become exercisable until the six-month anniversary date of the grant date of those new options.

     If you wish to tender your options in the Offer, you must tender all of the options granted to you under the Incentive Plan. This Offer is not conditioned upon a minimum threshold number of options being tendered by all eligible option holders, but is subject to conditions that we describe in Section 7 of this Offer to Exchange.

     If you choose not to tender your options, then your options will remain outstanding and they will retain their current exercise price and current vesting schedule.

     Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options.

     Shares of our common stock are quoted on The Nasdaq National Market under the symbol “HORT.” On July 5, 2002, the last reported sale price of the common stock on The Nasdaq National Market was $3.29 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

     You should direct questions about this Offer or requests for assistance or for additional copies of the Offer to Exchange or the Letter of Transmittal to Denise Baharie, at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (telephone: (949) 559-4444).

IMPORTANT

     If you wish to tender your options for exchange, you must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (facsimile: (949) 786-0968), Attention: Denise Baharie.

     We are not making this Offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this Offer to option holders in any such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to this Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this document or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

The date of this Offer to Exchange is July 9, 2002.

     A Summary Term Sheet describing the principle terms of the Offer appears on pages 1 through 6. You should read this entire document carefully before deciding whether to exchange your options.

-ii-

-iii-

SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this Offer. We urge you to read carefully the remainder of this Offer to Exchange and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Exchange and the Letter of Transmittal. We have included page references to the remainder of this Offer to Exchange where you can find a more complete description of the topics in this summary.

•	WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

     We are offering to exchange all employee stock options that are outstanding under our Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Incentive Plan”), or any lesser number of options that option holders properly tender in the Offer, for new options to be issued under the Incentive Plan. (Page 7)

•	WHY ARE WE MAKING THE OFFER?

     All of our outstanding options granted to our employees, whether or not they are currently exercisable, have exercise prices that are higher than the current market price of our common stock. We are making this Offer in order to provide our employee option holders with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for employee option holders and thereby align the interests of employees and stockholders in maximizing stockholder value. (Pages 9-10)

•	WHAT ARE THE CONDITIONS TO THE OFFER?

     The Offer is not conditioned upon a minimum threshold number of options being tendered by all option holders. The Offer is, however, subject to a number of other conditions with regard to events that could occur prior to the expiration of the Offer. These events include a change in accounting principles, a lawsuit challenging the Offer, and a third-party tender offer for our common stock or an acquisition proposal for us. These and various other conditions are more fully described in Section 7. (Pages 12-15)

1

•	ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

     To receive a grant of new options pursuant to the Offer and under the Incentive Plan, you must be an employee of us or one of our subsidiaries through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange. If, for any reason, you are not one of our employees or an employee of one of our subsidiaries through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that we have accepted for exchange. Participation in the Offer does not confer upon you the right to remain in the employ of us or any of our subsidiaries. (Pages 7-8)

•	WHAT HAPPENS IF WE ARE SOLD DURING THE PERIOD AFTER I HAVE TENDERED BUT BEFORE NEW OPTIONS HAVE BEEN GRANTED?

     While we are not currently negotiating any transactions which could reasonably be expected to lead to the acquisition of our entire company, our Board of Directors has a duty to consider alternatives for maximizing stockholder value and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. If we are acquired during the period between the date of our acceptance of the options which are tendered and the date the new options are to be granted, the acquiror may not be obligated to honor our original intent to issue the new options and may choose not to do so. In that case, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. (Page 8)

     We are also reserving the right, in the event of a merger or similar transaction, to take any action that we deem necessary or appropriate to complete a transaction that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. This could include terminating your right to receive the new options in this Offer. If we were to terminate your right to receive the new options in this Offer in connection with such a transaction, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. (Page 8)

•	HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

     We will grant you new options to purchase a number of shares of our common stock equal to the number set forth in the letter from us to you, which accompanies these materials. All new options will be granted under the Incentive Plan and will be subject to the terms and conditions of the Incentive Plan and a new option agreement between you and us. The new option agreement will be in substantially the same form as the option agreement or agreements for your current options. (Page 7)

•	IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY OPTIONS?

     You must tender all of the options granted to you under the Incentive Plan. We are not accepting partial tenders. For example, if you hold an option to purchase 3,000 shares of common stock at an exercise price of $11.00 per share and an option to purchase 5,000 shares of common stock at an exercise price of $6.00 per share, you must tender all such options. (Page 7)

•	WHEN WILL I RECEIVE MY NEW OPTIONS?

     We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange. For example, if we cancel and terminate tendered options on August 13, 2002, the first business day following the scheduled Expiration Date, the grant date of the new options will be on or about February 15, 2003. (Page 7)

•	WHY WON’T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

     If we were to grant the new options on any date that is earlier than six months and one day following the date we cancel and terminate the options accepted for exchange, we would be required to record compensation expense against our earnings for financial reporting purposes. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense. (Page 24)

•	WHY DON’T WE SIMPLY REPRICE THE CURRENT OPTIONS?

     “Repricing” existing options would result in variable accounting for such options, which would require us for financial reporting purposes to record additional compensation expense each quarter for increases in the prices of our common stock subject to outstanding repriced options until such repriced options are exercised, canceled or expire. (Page 24)

•	IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     If we accept the options you tender in the Offer, we intend to defer until the grant date for your new options the potential grant to you of any other options for which you may be eligible between the date hereof and the new option grant date. We will defer the grant to you of these other options if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the Offer. (Page 12)

•	WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

     The per share exercise price of the new options will equal the greater of $5.50 or the fair market value of one share of our common stock on the day we grant the new options. The fair market value of our common stock will be determined in accordance with the terms of the Incentive Plan. Accordingly, we cannot predict whether or not the exercise price of the new options will exceed $5.50 per share. Because we will not grant new options to a tendering stockholder until the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options. (Page 17)

•	WHEN WILL THE NEW OPTIONS VEST?

     Except as provided below in the case of non-exempt employees, the new options will have the same vesting schedule as the old options which are accepted in the Offer and canceled and terminated. This means that the percentage of new options to be fully vested and immediately exercisable on the date of grant will equal the percentage of the options tendered for exchange and accepted which were already vested plus those options that would have otherwise vested during the period from the date of tender until the grant date of the new options had those options not been tendered. However, if you are a non-exempt employee under the federal wage laws, then none of your new options, whether vested or unvested, will become exercisable until the six-month anniversary date of the grant date of those new options. (Page 17)

•	WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

     If you exchange your current options for new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes.

     Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the Offer.

     We recommend that all option holders consult with their own tax advisor to determine the tax consequences of tendering options pursuant to the Offer. (Pages 25-26)

•	WHAT HAPPENS IF I CHOOSE NOT TO TENDER MY OPTIONS OR IF I TENDER MY OPTIONS BUT THEY ARE NOT ACCEPTED FOR EXCHANGE?

     If you choose not to tender your options or if you tender your options but they are not accepted for exchange, then your options will remain outstanding and they will retain their current exercise price and current vesting schedule.

•	HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER OPTIONS IN THE OFFER? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

     You have until at least 5:00 P.M. Los Angeles Time, on August 12, 2002, to tender your options in the Offer. We may, in our discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If we extend the Offer, we will make a company-wide announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date. If we extend the Offer, we may delay the acceptance of any options that have been tendered. (Page 26)

•	HOW DO I TENDER MY OPTIONS?

     If you decide to tender your options, you must deliver, before the Offer expires, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal to Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (facsimile: (949) 786-0968), Attention: Denise Baharie. (Pages 10-11)

•	DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

     You may withdraw your tendered options at any time before the Offer expires. Because we are not accepting partial tenders of options, you may only withdraw all of the options that you have tendered in the Offer. To withdraw tendered options, you must deliver to us at the address or facsimile number listed above a written notice of withdrawal with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the proper delivery procedures. (Pages 11-12)

•	WHAT DOES OUR BOARD OF DIRECTORS THINK OF THE OFFER?

     Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

•	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact:

Denise Baharie Hines Horticulture, Inc. 12621 Jeffrey Road Irvine, California 92620 (telephone: (949) 559-4444)

INTRODUCTION

     Hines Horticulture, Inc. is offering to exchange all outstanding options to purchase shares of our common stock granted to our current employees under our Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Incentive Plan”) for new options we will grant under the Incentive Plan. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Exchange, as they may be amended or supplemented from time to time, constitute the “Offer”). If you tender options for exchange, we will grant you, subject to the terms and conditions of the Offer, new options under the Incentive Plan and a new option agreement between us and you. All tendered options accepted by us pursuant to this Offer and not validly withdrawn will be canceled and terminated.

     If you wish to tender your options in the Offer, you must tender all of the options you have been granted under the Incentive Plan. This Offer is not conditioned upon a minimum threshold number of options being tendered by all eligible option holders. However, this Offer is subject to conditions that we describe in Section 7 below.

     As of July 8, 2002, options to purchase 2,262,100 shares of our common stock were issued and outstanding under the Incentive Plan.

THE OFFER

1.	THE OFFER; NUMBER OF OPTIONS; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer, we will exchange all outstanding options granted to our current employees under the Incentive Plan which are properly tendered and not validly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, for new options to purchase shares of our common stock which we will grant under the Incentive Plan. We will not accept from any single optionee partial tenders of options. Therefore, you must tender all of the options granted to you under the Incentive Plan to participate in the Offer.

     If your options are properly tendered and accepted for exchange, unless we terminate this Offer pursuant to the terms and conditions hereof, you will be entitled to receive, subject to the terms and conditions of the Offer, on or about the first business day that is at least six months and one day following the date we cancel and terminate the options, new options to purchase the number of shares of our common stock that is equal to the number set forth in the letter from us to you, which accompanies these materials. The number of shares underlying the new options is subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options.

     If, for any reason, you are not one of our employees or an employee of one of our subsidiaries through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. Participation in the Offer does not confer upon you the right to remain in the employ of us or any of our subsidiaries. This means that if you die or quit for any reason, or we terminate your employment for any reason, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled.

     While we are not currently negotiating any transactions which could reasonably be expected to lead to the acquisition of our entire company, our Board of Directors has a duty to consider alternatives for maximizing stockholder value and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. If we are acquired during the period between the date of our acceptance of the options which are tendered and the date the new options are to be granted, the acquiror may not be obligated to honor our original intent to issue the new options and may choose not to do so. In that case, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options.

     We are also reserving the right, in the event of a merger or similar transaction, to take any action that we deem necessary or appropriate to complete a transaction that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. This could include terminating your right to receive the new options in this Offer. If we were to terminate your right to receive the new options in this Offer in connection with such a transaction, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options.

     The term “Expiration Date” means 5:00 P.M., Los Angeles Time, on Monday, August 12, 2002, unless and until we, in our discretion, have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” refers to the latest time and date at which the Offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the Offer.

2.	PURPOSE OF THE OFFER

     We issued the options outstanding under the Incentive Plan to further the growth and development of our business by providing, through the potential ownership of our stock, an incentive to officers, other key employees and others who are in a position to contribute materially to our prosperity, to increase such person’s interest in our welfare, to encourage them to continue their services to us and our subsidiaries and to attract individuals of outstanding ability to enter our employment or service or employment of our subsidiaries.

     All of our outstanding options granted to our current employees, whether or not they are currently exercisable, have exercise prices that are higher than the current market price of our common stock. We are making this Offer in order to provide our employee option holders with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for employee option holders and thereby align the interests of employees and stockholders, thus maximizing stockholder value.

     We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant options in the ordinary course of business to our current and new employees, including our executive officers. Our employees, including our executive officers, from time to time acquire or dispose of our securities.

     Subject to the foregoing, and except as disclosed elsewhere in this Offer to Exchange or in our filings with the Securities and Exchange Commission (the “SEC”), we presently have no plans or proposals that relate to or would result in:

(a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d) any change in our present Board of Directors or management, including, but not limited to, a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

(e) any other material change in our corporate structure or business;

(f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”);

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

(j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

     Neither we nor our Board of Directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to tender your options for exchange.

3.	PROCEDURES FOR TENDERING OPTIONS

     Proper Tender of Options. To validly tender all of your options pursuant to the Offer, you must, in accordance with the terms of the Letter of Transmittal, properly complete, duly execute and deliver to us the Letter of Transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620, Attention: Denise Baharie (facsimile: (949) 786-0968), before the Expiration Date.

     The method of delivery of all documents, including the Letter of Transmittal and any other required documents, is at your election and risk. If you deliver by mail, we recommend that you use registered mail with return receipt requested and properly insure the materials. In all cases, you should allow sufficient time to ensure timely delivery.

     Determination of Validity; Rejection of Options, Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of your options tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

     Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date all properly tendered options that have not been validly withdrawn.

4.	WITHDRAWAL RIGHTS

     You may only withdraw your tendered options in accordance with the provisions of this Section 4.

     You may withdraw your tendered options at any time before the Expiration Date. In addition, unless we accept your tendered options for exchange before 5:00 P.M., Los Angeles Time, on September 4, 2002, you may withdraw your tendered options at any time thereafter until they are accepted or canceled.

     To validly withdraw tendered options, an option holder must deliver to us at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620, Attention: Denise Baharie (facsimile: (949) 786-0968), a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the number of option shares to be withdrawn and the exercise price. Because we are not accepting partial tenders of an individual’s options, you must withdraw all of the options you have been granted under the Incentive Plan. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder’s name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the notice of withdrawal.

     You may not rescind any withdrawal. Any options you withdraw will thereafter be deemed not properly tendered for purposes of the Offer, unless you properly re-tender those options before the Expiration Date by following the procedures described in Section 3.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.	ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS

     Upon the terms and subject to the conditions of this Offer and as promptly as reasonably practicable following the Expiration Date, we will accept for exchange and will cancel and terminate options properly tendered and not validly withdrawn before the Expiration Date. If your properly tendered options are accepted for exchange, canceled and terminated on August 13, 2002, the first business day following the scheduled Expiration Date of the Offer, you will be granted new options on or about February 15, 2003, which is the first business day that is at least six months and one day following the date we accept options for exchange.

     If we accept options you tender in the Offer, we intend to defer until the grant date for your new options the grant to you of any other options, for which you may be eligible between the date hereof and the new option grant date. We will defer the grant to you of these other options if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the Offer.

     For purposes of the Offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by company-wide e-mail or press release. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date of the Offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange and which have been canceled and terminated, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.	CHOOSING NOT TO TENDER

     If you choose not to tender your options during the Offer, then your options will remain outstanding and will retain their current exercise price and current vesting schedule.

7.	CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance, cancellation and termination of any options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after the commencement date of the Offer and prior to the Expiration Date (1) any of the following events has occurred, or has been determined by us to have occurred, and (2) in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:

(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the tendered options pursuant to the Offer, the issuance of new options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect our or our subsidiaries’ business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or to any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relate in any manner to the Offer;

(2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

(3) materially impair the contemplated benefits of the Offer to us; or

(4) materially and adversely affect our or our subsidiaries’ business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

(c) there shall have occurred:

(1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

(5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our or our subsidiaries’ business, condition (financial or other), operations or prospects or on the trading in our common stock;

(6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our or our subsidiaries’ business, condition (financial or other), operations or prospects or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

(7) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(8) any decline in either the Dow Jones Industrial Average, The Nasdaq National Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on July 9, 2002;

(d) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with the Offer for financial reporting purposes;

(e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed; or

(f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the contemplated benefits of the Offer to us.

     The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.	PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS

     There is no established trading market for options, including the options granted to our employees under the Incentive Plan, and there will be no established trading market for any new options that may be granted.

     Our common stock is traded on The Nasdaq National Market (“Nasdaq”) under the symbol “HORT.” The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock:

QUARTER ENDED	HIGH	LOW

September 30, 2002 (through July 5, 2002)	$3 3/8	$3 1/4
June 30, 2002	$5 1/4	$3 1/2
March 31, 2002	$4 1/8	$3 3/16
December 31, 2001	$3 7/8	$3 5/16
September 30, 2001	$4 1/8	$3 1/8
June 30, 2001	$4 3/16	$2 9/16
March 31, 2001	$4 7/16	$2 9/16
December 31, 2000	$5 3/8	$1 27/32
September 30, 2000	$7 15/16	$3 7/8

     As of July 5, 2002, the last reported closing sale price of our common stock, as reported by Nasdaq, was $3.29 per share, and there were 22,072,549 shares outstanding.

     We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options. At the same time, you should consider that the current market price for our common stock may provide little or no basis for predicting what the market price of our common stock will be on the grant date of the new options or at any time in the future.

9.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS

     Consideration. We will issue new options to purchase common stock under the Incentive Plan in exchange for outstanding options properly tendered and accepted for exchange by us. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number set forth in the letter from us to such option holder, which accompanies these materials, subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options. If we receive and accept tenders of all currently outstanding employee options, we will grant new options to purchase a total of approximately 1,503,067 shares of our common stock and the common stock issuable upon exercise of the new options will equal approximately 6.81% of the total shares of our common stock outstanding as of July 5, 2002.

     Terms of New Options. The new options will be issued under the Incentive Plan and a new option agreement between us and each option holder who has tendered options in the Offer. Except with respect to the exercise price and as otherwise specified in the Offer, we expect that the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. The date the new options are granted, we will deliver a new option agreement to each qualifying option holder whose tendered options were accepted for exchange, canceled and terminated by us. After receipt of the new option agreement, option holders will be expected to execute and deliver to us their option agreement as soon as possible. The following description summarizes the material terms of the Incentive Plan and the options granted under the plan.

     General. The Incentive Plan permits the granting of options intended to qualify as Incentive Stock Options (“ISO”) under Section 422 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), non-qualified stock options (“NQSO”) not specifically authorized or qualified for favorable income tax treatment by the Code, stock appreciation rights, restricted stock and performance awards.

     Administration. The Incentive Plan is administered by a committee consisting of two or more directors, or, in the discretion of the Board of Directors, the Board of Directors (the “Plan Administrator”), and provides the Plan Administrator with broad discretion to fashion the terms of grants of options, including type, size and exercise price, as it deems appropriate. The Plan Administrator also selects the persons to whom options are granted.

     Term. The outstanding options that have been granted to our employees who own stock possessing more than ten percent (10%) of the total combined voting power of all classes of our stock have terms of five years or less and all other outstanding option grants under the Incentive Plan have terms of ten years or less.

     Exercise Price. The exercise price of each option is determined by the Plan Administrator but may not be less than one hundred percent (100%) of the fair market value of a share of our common stock on the date of grant; provided, however, that if the optionee owns more than ten percent (10%) of the total combined voting power of all classes of our stock, the exercise price may not be less than one hundred and ten percent (110%) of the fair market value of a share of our common stock on the date of grant. The per share exercise price of the new options to be granted pursuant to the Offer will equal the greater of $5.50 or the fair market value of one share of our common stock on the grant date, as determined in accordance with the Incentive Plan. Accordingly, we cannot predict whether or not the exercise price of the new options will exceed $5.50 per share. Because we will not grant the new options until at least six months and one day following the date we cancel the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     Vesting and Exercise. The Plan Administrator determines at what time or times each option may be exercised and the period of time, if any, during which options may be exercised after retirement, death, disability or termination of employment of an option holder.

     Except as provided below in the case of non-exempt employees, the new options will have the same vesting schedule as the old options which are accepted in the Offer. This means that if you tender previously vested options, the percentage of new options to be fully vested and immediately exercisable on the date of grant will equal the percentage of the options tendered for exchange and accepted which were already vested on the date of such tender plus those options that would have otherwise vested during the period from the date of tender until the grant date of the new options had those options not been tendered. However, if you are a non-exempt employee under the federal wage laws, then none of your new options, whether vested or unvested, will become exercisable until the six-month anniversary date of the grant date of those new options. The rest of your new options will continue to vest according to the vesting schedule of your old options.

     Method of Exercising Options. The option holder may exercise the new options in accordance with the terms of the Incentive Plan and the option holder’s option agreement by providing to us (1) a written notice identifying the option and stating the number of shares of common stock that the option holder desires to purchase and (2) payment in full of the option price per share for the shares of common stock then being acquired by (i) cash (including check, bank draft or money order), (ii) delivery of shares of our common stock, (iii) simultaneous sale through a broker of option shares, (iv) authorizing us to withhold option shares, or (v) any combination of the foregoing. We may also in our discretion provide for alternate means of exercise of the options.

     Prohibition Against Transfer. The options may not be transferred by the option holder other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and during the option holder’s lifetime shall be exercisable only by the option holder or his or her guardian or legal representative.

     Termination of Employment. If, for any reason, you are not one of our employees or an employee of one of our subsidiaries through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. This means that if you die, quit with or without good reason, or we terminate your employment with or without cause, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled and terminated. After the grant date of the new options, if the option holder ceases to be our employee due to (i) disability or death, the options shall become fully vested and exercisable until the earlier of (1) the expiration date of such options, or (2) one year from the date of such disability or death; (ii) retirement, the options shall remain exercisable until the earlier of (1) the expiration date of such options, or (2) three years from the date of such retirement, provided the option holder does not engage in competition with us without our consent; (iii) termination for cause, the options shall immediately be forfeited effective as of the date of termination of the option holder’s employment, whether or not then exercisable; (iv) termination, with or without cause, within one year after a change of control of us, the options shall become fully vested and exercisable until the earlier of (1) the expiration date of such options, or (2) one year from the date of such termination; and (v) any other reason, the options shall remain exercisable until the earlier of (1) the expiration date of such options, or (2) ninety days from the date of such termination, provided the option holder does not engage in competition with us without our consent.

     Notwithstanding the foregoing, in case of (ii) or (v) above, the option shall become exercisable only to the extent to which the option holder would otherwise have been entitled to exercise the options on or prior to the date of such termination, and to the extent the option holder is not entitled to exercise the options prior to the date of such option holder’s termination, such outstanding and unexercised option shall immediately be forfeited and the option holder shall have no further rights with respect to it, effective as of the date of termination of the option holder’s employment.

     Amendment of Incentive Plan. Under the terms of the Incentive Plan, we can amend the terms of the Incentive Plan without approval of our stockholders. However, we cannot amend the Incentive Plan without prior approval of our stockholders if stockholder approval would be required for any listing requirement of the principal stock exchange on which our common stock is then traded.

     Registration of Option Shares. All shares of common stock issuable upon exercise of options under the Incentive Plan, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the Offer, have been registered under the Securities Act of 1933, as amended, on a registration statement on Form S-8 filed with the SEC.

     Effect of Change of Control. In the event of a change of control of our company, all of our obligations regarding options that are outstanding on the date of such event shall, on such terms as the Plan Administrator approves, be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash). Notwithstanding the foregoing, if the change of control results from a merger approved by our stockholders, the Plan Administrator may (i) cancel the outstanding options in consideration for payment to the holders thereof of an amount that would have been payable to such holders if their options had been fully exercised immediately prior to such merger (less the aggregate exercise price of such options), or (ii) if the amount that would be so payable to the option holders would be less than the options’ aggregate exercise price, cancel such options for no consideration or payment of any kind.

     However, as the options tendered for exchange pursuant to the Offer would be canceled and would no longer be outstanding, the foregoing provisions would not be applicable to such tendered options if a change of control of our company occurred during the period between the date of our acceptance of the options which are tendered and the date the new options are to be granted. While we are not currently negotiating any transactions which could reasonably be expected to lead to the acquisition of our entire company, our Board of Directors has a duty to consider alternatives for maximizing stockholder value and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. If we are acquired during the period between the date of our acceptance of the options which are tendered and the date the new options are to be granted, the acquiror may not be obligated to honor our original intent to issue the new options and may choose not to do so. In that case, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. A change of control transaction will not accelerate the grant date of the new options granted pursuant to the Offer.

     We are also reserving the right, in the event of a merger or similar transaction, to take any action that we deem necessary or appropriate to complete a transaction that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. This could include terminating your right to receive the new options in this Offer. If we were to terminate your right to receive the new options in this Offer in connection with such a transaction, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. However, if you do not tender your options pursuant to the Offer, then all of your options will continue in existence according to their terms.

     U.S. Federal Income Tax Consequences of Incentive and Non-Qualified Stock Options.

     Incentive Stock Options. The option holder will not recognize income upon grant of an ISO. In addition, the option holder should not recognize any income upon the exercise of the option unless the option holder is subject to the alternative minimum tax, described below. If the option holder holds the stock acquired upon exercise of an ISO (the “ISO Shares”) for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the option holder will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares upon exercise.

     If the option holder disposes of ISO Shares prior to the expiration of either of the above required holding periods (a “disqualifying disposition”), the option holder will recognize ordinary income (reported on the employee’s W-2 form) equal to the difference between the fair market value of the ISO Shares on the date of exercise and the option exercise price. Any additional gain will be long-term or short-term capital gain, depending upon whether or not the ISO Shares were held for more than one year following the date of exercise by the option holder. A disposition of ISO Shares for this purpose includes not only a sale or exchange, but also a gift or other transfer of legal title (with certain exceptions). As of the date hereof, long-term capital gain is taxed at a maximum federal income tax rate of 20% rather than the 38.6% maximum rate applicable to other income.

     Alternative Minimum Tax. Generally, the difference between the fair market value of stock purchased by exercise of an ISO (generally measured as of the date of exercise) and the amount paid for that stock upon exercise of the ISO is an adjustment to income for purposes of the alternative minimum tax. An alternative minimum tax adjustment applies unless a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO. As of the date hereof, the alternative minimum tax (imposed to the extent it exceeds the taxpayer’s regular tax) is 26% of an individual taxpayer’s alternative minimum tax income for alternative minimum taxable income up to $175,000 ($87,500 for a married taxpayer filing a separate return) and 28% thereafter. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount ($49,000 in the case of a joint return, $35,750 for an unmarried taxpayer and $24,500 for a married taxpayer filing a joint return subject to reduction under certain circumstances). The alternative minimum tax will, however, be payable only to the extent that it exceeds an option holder’s regular federal income tax for the year (computed without regard to certain credits and taxes).

     Nonqualified Stock Options. An option holder will not recognize any taxable income at the time an NQSO is granted. However, upon exercise of an NQSO, the option holder will include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise (in most cases) and the option exercise price. The included amount will be treated as ordinary income and reported on an employee’s W-2 form, or in the case of a non-employee, on a 1099 form, and will be subject to income tax and FICA withholding by us (either by payment in cash or withholding out of the option holder’s salary) if the option holder is an employee. Upon the sale of the shares by the option holder, any subsequent appreciation or depreciation in the value of the shares will be treated as short term or long term capital gain or loss depending upon whether or not the option holder held the shares for more than one year following exercise of the NQSO.

     U.S. Tax Treatment of Insiders. Option holders who are our officers or directors subject to Section 16(b) of the Securities Exchange Act may be subject to special federal income tax treatment upon exercise of their options. In general, such option holders will be subject to tax with respect to income recognized upon exercise of their options upon the later to occur of (1) the date such income normally would be recognized under the principles described above, or (2) the expiration of the six-month forfeiture period under Section 16(b), unless such option holders make the election under Section 83(b) of the Code to be taxed as of the date specified in (1) above. The amount of income will be measured by reference to the value of the shares acquired upon exercise as of the applicable date. Option holders subject to this special treatment should consult their own tax advisors for further information.

     Tax Laws in Other Countries Differ from Those in the United States. In certain countries, options under the Incentive Plan may be taxable at the time the options are granted or when the options vest. In certain jurisdictions, options may also be taxable when they are exercised and the sale of the underlying shares may be subject to various taxes. You should consult your individual tax advisor before deciding whether or not to participate in the Offer.

     Our statements in this Offer concerning the Incentive Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Incentive Plan. The complete Incentive Plan, as most recently amended through April 24, 2000, has been filed with the SEC on April 24, 2000, as Appendix A to our Definitive Proxy Statement. We urge you to read the entire Incentive Plan before deciding whether to tender your options. See Section 17 for a discussion of how to obtain copies of the Incentive Plan.

10.	INFORMATION CONCERNING HINES HORTICULTURE, INC

     We are one of the largest commercial nursery operations in North America, producing a broad assortment of ornamental shrubs, color plants and container-grown plants. As a result of both internal expansion and acquisitions, our sales have grown from approximately $50.0 million in 1992 to $327 million in 2001, representing a compound annual growth rate of approximately 23.3%.

     We produce approximately 4,100 varieties of ornamental shrubs, color plants and container-grown plants through our 13 nursery facilities located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. We sell our green goods primarily to the retail segment which includes the premium independent garden centers, as well as the leading home centers and mass merchandisers, such as Home Depot, Lowe’s, Wal-Mart, Kmart and Target.

     The address of our principal executive office is 12621 Jeffrey Road, Irvine, California 92620. Our common stock is listed on The Nasdaq National Market under the symbol “HORT”.

     Financial Information. The following table sets forth our selected consolidated financial operating data. The selected historical statement of operations data for the years ended December 31, 2000 and 2001 and the selected historical balance sheet data as of December 31, 2000 and 2001 have been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the “SEC”) on

April 1, 2002 that have been audited by PriceWaterhouseCoopers LLP, independent auditors. The selected historical statement of operations data for the three months ended March 31, 2001 and 2002 and the historical balance sheet data as of March 31, 2001 and 2002 have been derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2002 filed with the SEC on May 15, 2002. The information presented below should be read together with the complete financial statements and notes thereto as well as the section of these reports entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have presented the following data in thousands, except per share data.

			Three Months Ended
	Year Ended December 31,		March 31,

	2001	2000	2002	2001

STATEMENT OF OPERATIONS DATA:
Net sales	326,973	304,202	68,723	67,757
Cost of goods sold	156,490	143,262	34,316	32,714
Gross profit	170,483	160,940	34,407	35,043
Operating expenses	121,975	113,198	24,134	25,230
Operating income	48,508	47,742	10,273	9,813
Interest expense	38,188	29,071	6,851	11,319
Provision for income taxes	4,627	8,034	1,403	(616)
Income from continuing operations	5,693	10,637	2,019	(890)
Income (loss) from discontinued operations	(2,268)	1,801	1,456	2,092
Extraordinary item	—	—	(1,026)	—
Net Income	3,425	12,438	2,449	1,202

Income from continuing operations per common share:
Basic & Diluted	0.26	0.48	.09	(.04)
Income from discontinued operations, held for sale per common share:
Basic & Diluted	(0.10)	0.08	.07	.09
Extraordinary item	—	—	(.05)	—
Total Net Income per common share	0.16	0.56	.11	.05

Weighted average shares outstanding:
Basic	22,072,549	22,072,549	22,072,549	22,072,549
Diluted	22,091,208	22,072,549	22,104,455	22,072,549

OTHER DATA:
Capital expenditures	18,178	29,686	1,730	4,089

BALANCE SHEET DATA (at end of period):
Working capital	(41,086)	14,898	14,068	20,282
Short-term debt	143,159	97,696	121,334	129,196
Total assets	610,144	599,385	525,125	655,567
Long-term debt	209,639	251,823	181,857	252,002
Shareholders’ equity (deficit)	88,745	87,407	91,298	85,055

     We urge you to read the complete SEC reports that contain the financial statements we have summarized above before deciding whether to tender your options. See Section 17 for instructions on how you can obtain copies of such SEC reports.

11.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS

     As of July 5, 2002, our executive officers and non-employee directors as a group beneficially owned options outstanding under the Incentive Plan to purchase a total of 791,000 shares of our common stock, which represented approximately 36.62% of the shares subject to all options outstanding under the Incentive Plan as of that date. Our executive officers are eligible to participate in the Offer. Our non-employee directors are not eligible to participate in the Offer.

     The following table sets forth our directors and executive officers and the beneficial ownership of each of our directors and executive officers of options outstanding under the Incentive Plan as of July 5, 2002:

		GRANT	TOTAL	EXERCISE
NAME	POSITION AND OFFICES HELD	DATE	SHARES	PRICE/US$

Stephen Thigpen	President, CEO & Chairman	06/22/1998	45,450	11.00
		06/22/1998	304,550	11.00
		03/01/2000	40,000	8.00
		06/01/2000	200,000	6.875
Claudia Pieropan	Chief Financial Officer &	06/22/1998	42,270	11.00
	Secretary	06/22/1998	17,730	11.00
		03/01/2000	8,000	8.00
		07/03/2000	22,000	6.00
Jeffrey Meister	Assistant Secretary	06/11/1999	6,000	11.00
		07/03/2000	3,000	6.00
James R. Tennant	Director	10/20/1998	14,000	11.00
		10/20/1998	7,000	6.875
Stanley R. Fallis	Director	10/08/2001	15,000	3.82
		10/08/2001	30,000	5.00
G. Ronald Morris	Director	05/03/2001	12,000	3.32
		05/03/2001	24,000	5.00

     The address of each director and executive officer is: c/o Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620.

     Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by us or, to our knowledge, by any of our executive officers, directors, affiliates or subsidiaries.

12.	STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

     All of our employee option holders hold options with exercise prices higher than the current market price of our common stock. We believe it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing existing options, which would enable option holders to immediately receive replacement options with a lower exercise price.

     However, the repriced options would be subject to variable accounting, which would require us to record additional compensation expense each quarter until the repriced options were exercised or canceled or expire. Furthermore, if we were to cancel a stock option and had issued another option with an exercise price that is lower than the exercise price of the canceled option within the shorter of (1) the six-month period immediately prior to the date on which the option was canceled or (2) the period from the date of grant of the canceled option to the date on which the option was canceled, the cancellation and exchange would be deemed a repricing that results in variable accounting. Further, any option grant to an optionee accruing at a lower exercise price within six months following the cancellation of such optionee’s option results in variable accounting. The cancellation of an existing option and the issuance of another option within this time period will be deemed a repricing even if the issuance of the second option occurs before the cancellation of the first option.

     We believe that we can accomplish our goals of providing option holders the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value, without incurring additional current or future compensation expense because:

•	we will not grant any new options to tendering option holders until a day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

•	the exercise price of all new options will be at the greater of $5.50 or the fair market value of our common stock on the future date we grant the new options.

13.	LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 7.

14.	MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the Offer. This discussion is based on the Code, its legislative history, Treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Therefore, we strongly encourage you to consult your own tax advisor with respect to your individual tax consequences by virtue of participating in this Offer.

     We believe that the exchange of tendered options for the commitment to grant new options should be a non-taxable event. Administrative and judicial interpretations of Section 83 of the Code indicate that the exchange of an option without a readily ascertainable fair market value, as defined in the Treasury regulations, for a commitment to grant a new option without a readily ascertainable fair market value is a non-taxable event.

     As the value of neither the tendered options nor the commitment to grant the new options is readily ascertainable at the time of the exchange, the exchange should be a non-taxable event under U.S. tax laws.

     Therefore, we believe the option holders who exchange outstanding options for the commitment to grant new options should not be required to recognize income for federal tax purposes at the time of the exchange.

     We also believe that the exchange of tendered options for new options should be treated as a non-taxable event. Administrative and judicial interpretations of Section 83 of the Code indicate that the substitution of one option without a readily ascertainable fair market value for another option is a non-taxable event. As neither the value of the tendered options nor the value of the new options is readily ascertainable at the time of the exchange, the exchange should be a non-taxable event. Therefore, we believe the option holders who exchange outstanding options for new options should not be required to recognize income for federal tax purposes at the time of the exchange.

     We also believe that the grant of new options should not be recognized as taxable income. The Treasury regulations under Section 83 of the Code generally provide that the grant of an option without a readily ascertainable fair market value is a non-taxable event.

     Therefore, we believe at the date of grant of the new options, the option holders should not be required to recognize additional income for U.S. federal tax purposes.

     Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the Offer.

     We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the Offer.

15.	EXTENSION OF OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open, and thereby delay the acceptance for exchange of any options, by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

     We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date, to terminate or amend the Offer and to postpone our acceptance, cancellation and termination of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 7, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance, cancellation or termination of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of the Offer.

     Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 A.M., Los Angeles Time, on the next business day after the last previously scheduled or announced Expiration Date. Any company-wide announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. Any company-wide announcement most likely would be made by e-mail.

     If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.	FEES AND EXPENSES

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this Offer.

17.	ADDITIONAL INFORMATION

     With respect to the Offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

     We are subject to the informational filing requirements of the Securities Exchange Act and, in accordance therewith, are obligated to file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Such reports, proxy statements and other information, including the Schedule TO, our annual report on Form 10-K for the fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002 can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; and at its regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary charges, from the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including us, that file electronically with the SEC.

18.	MISCELLANEOUS

     This Offer to Exchange includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including “may,” “will,” “expects,” “anticipates,” “believes,” “intends”, “could”, “should” and “estimates” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in the remainder of 2002 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to generate sufficient revenue from our operations or raise the additional operating capital we need to continue to operate our business;

•	seasonality of our business;

•	unusual weather conditions;

•	increases in water prices or insufficient availability of water;

•	our ability to retain our key employees;

•	our ability to maintain relationships with our top customers;

•	our ability to compete in the green goods markets;

•	our ability to manage our growth, including, without limitation, integrating our recent and future acquisitions into our business;

•	changes in applicable health, safety and environmental laws and regulations;

•	changes to labor laws concerning seasonal workers; and

•	the modification or elimination of favorable agricultural tax accounting rules.

     Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Offer to Exchange.

     We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

OFFER TO EXCHANGE OPTIONS UNDER THE HINES HORTICULTURE, INC. AMENDED AND RESTATED 1998 LONG-TERM EQUITY INCENTIVE PLAN, AS AMENDED

     If you wish to tender your employee options for exchange, you must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (facsimile: (949) 786-0968), Attention: Denise Baharie.

     Any questions, requests for assistance or additional copies of any documents referred to in the Offer to Exchange may be directed to Denise Baharie, at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (telephone (949) 559-4444).

July 9, 2002